November 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Wrap Technologies, Inc.
Registration Statement on Form S-3
(File No. 333-260612)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Wrap Technologies, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on November 12, 2021, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Daniel W. Rumsey, via telephone at (619) 272-7062, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

WRAP TECHNOLOGIES, INC.

/s/ James Barnes

James Barnes

Chief Financial Officer

cc:          Daniel W. Rumsey

Managing Director

Disclosure Law Group, a Professional Corporation